SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

[redacted]

08002996

SUPPL

Our Ref: 19160-10120

May 27, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SEC Mail Processing
Section

MAY 29 2008

Washington, DC

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

PROCESSED
JUN 05 2008
THOMSON REUTERS

Yours sincerely,

Carrie Li

dw 6/4

HK1 396903v.15

File No.: 82-3410

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code : 322)

3rd Quarterly Report 2008



SUMMARY

	US$ million	For the three months ended 31 March 2008	2007	Change
•	Turnover	969.073	674.711	+43.63%
•	Gross margin of the Group (%)	32.40%	31.42%	+0.98 ppt.
•	Gross profit of the Group	314.025	211.990	+48.13%
•	EBITDA	160.293	113.610	+41.09%
•	Profit for the quarter	93.680	71.267	+31.45%
•	Profit attributable to equity holders of the Company	65.102	48.723	+33.62%
•	Earnings per share (US cents)	1.16	0.87	+US0.29 cents

INTRODUCTION

In the first quarter of year 2008, the PRC's gross domestic product (GDP) increased by 10.6% as compared to the same period last year, representing a decrease of 1.1ppt over the increase in GDP for the same period last year. The PRC's consumer price index (CPI) also increased by 8.0% as compared to the same period last year, representing a year-on-year increase of 5.3ppt. Of which, food prices rose by 21%, driving the CPI to increase by 6.8ppt. In March, the producer price index (PPI) increased by 8.0% year on year, achieving a record high in three years for three consecutive months. The price of raw material continue to rise sharply.

Owing to the implementation of a more flexible marketing strategy and the effective market deployment, in the first quarter of 2008, the turnover of the Group increased by 43.63% over the same period last year to US$969 million. Turnover for instant noodles, beverage and bakery increased by 49.40%, 38.64% and 37.21% over the same period last year to US$525 million, US$384 million and US$34 million respectively. During the period, the Group's instant noodle and Ready-To-Drink (RTD) Tea continued to rank first in the PRC market. Market share for the Group's mineralized water and sandwich crackers continued to increase. Indicating severe competition between the top and the second ranked players have started.

In the first quarter of year 2008, the Group's gross margin increased by 0.98ppt. to 32.40% and gross profit increased by 48.13%. Profit before taxation increased by 43.69% to US$115.271 million over the same period last year. EBITDA increased by 41.09% to US$160.293 million and the profit attributable to equity holders of the Company increased by 33.62% to US$65.102 million when compared to the same period last year.

2008 FIRST QUARTERLY RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated first quarterly financial statements of the Company and its subsidiaries (the "Group") for the three months ended 31 March 2008 together with the unaudited comparative figures for the corresponding periods in 2007. These unaudited first quarterly financial statements have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
For the Three Months Ended 31 March 2008

	Note	For the three months ended 31 March 2008 (Unaudited) US$'000	2007 (Unaudited) US$'000
Revenue	2	969,073	674,711
Cost of sales		(655,048)	(462,721)
Gross profit		314,025	211,990
Other net income		16,423	5,985
Distribution costs		(163,121)	(109,440)
Administrative expenses		(23,893)	(16,707)
Other operating expenses		(21,356)	(9,134)
Finance costs	3	(9,254)	(4,787)
Share of results of associates		2,447	2,313
Profit before taxation	4	115,271	80,220
Taxation	5	(21,591)	(8,953)
Profit for the period		93,680	71,267
Attributable to			
Equity holders of the Company		65,102	48,723
Minority interest		28,578	22,544
Profit for the period		93,680	71,267
Earnings per share	6		
Basic		1.16 cents	0.87 cents
Diluted		1.16 cents	N/A

Condensed Consolidated Balance Sheet
At 31 March 2008

	Note	At 31 March 2008 (Unaudited) US$'000	At 31 December 2007 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,775,878	1,567,348
Intangible assets		11,512	11,701
Interest in associates		12,345	33,929
Premium for land lease		67,885	65,594
Available-for-sale financial assets		3,854	3,724
Deferred tax assets		5,379	5,379
		1,876,853	1,687,675
Current assets			
Financial assets at fair value through profit or loss		37,661	21,439
Inventories		209,348	155,217
Trade receivables	8	127,981	114,391
Prepayments and other receivables		141,984	112,807
Pledged bank deposits		6,401	3,030
Bank balances and cash		361,910	239,862
		885,285	646,746
Current liabilities			
Trade payables	9	484,694	334,041
Other payables		271,647	248,979
Current portion of interest-bearing borrowings	10	359,572	291,481
Trade receipts in advance		125,925	43,045
Taxation		21,013	7,122
		1,262,851	924,668
Net current liabilities		(377,566)	(277,922)
Total assets less current liabilities		1,499,287	1,409,753
Non-current liabilities			
Long-term interest-bearing borrowings	10	114,005	106,946
Other non-current payables		3,011	2,861
Employee benefit obligations		7,892	7,893
Deferred tax liabilities		11,838	10,358
		136,746	128,058
NET ASSETS		1,362,541	1,281,695
CAPITAL AND RESERVES			
Issued capital	11	27,943	27,943
Reserves	12	961,449	849,382
Proposed special dividend		—	59,799
Proposed final dividend		90,537	90,537
Total capital and reserves attributable to equity holders of the Company		1,079,929	1,027,661
Minority interest		282,612	254,034
TOTAL EQUITY		1,362,541	1,281,695

Condensed Consolidated Statement of Changes in Equity
For the three Months Ended 31 March 2008

	Attributable to equity holders of the Company (Unaudited) *US$'000*	Minority interest (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1 January 2007	913,342	184,647	1,097,989
Net gains recognised directly in equity			
Exchange transaction difference	9,532	—	9,532
Dividend	(59,799)	—	(59,799)
Profit for the period	48,723	22,544	71,267
	(1,544)	22,544	21,000
As at 31 March 2007	911,798	207,191	1,118,989
As at 1 January 2008	1,027,661	254,034	1,281,695
Net gains recognised directly in equity			
Exchange translation difference	46,965	—	46,965
Dividend	(59,799)	—	(59,799)
Profit for the period	65,102	28,578	93,680
	52,268	28,578	80,846
As at 31 March 2008	1,079,929	282,612	1,362,541

Condensed Consolidated Cash Flow Statement
For the three Months Ended 31 March 2008

	2008 (Unaudited) *US$'000*	2007 (Unaudited) *US$'000*
Net cash from operating activities	314,320	272,450
Net cash used in investing activities	(204,252)	(168,667)
Net cash from financing activities	15,351	17,354
Increase in cash and cash equivalents	125,419	121,137
Cash and cash equivalents at 1 January	242,892	163,920
Cash and cash equivalents at 31 March	368,311	285,057
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	361,910	280,368
Pledged bank deposits	6,401	4,689
	368,311	285,057

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited first quarterly financial statements. These unaudited first quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed quarterly financial statements should be read in conjunction with the 2007 annual financial statements. The accounting policies adopted in preparing the unaudited quarterly financial statements for the three months ended 31 March 2008 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

2. **Revenue and segment result by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Revenue and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's revenue and segment results by major products is set out below:

	Revenue For the three months ended 31 March		Segment result For the three months ended 31 March	
	2008	**2007**	**2008**	**2007**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**
	US$'000	*US$'000*	*US$'000*	*US$'000*
Instant noodles	524,922	351,353	46,603	26,502
Beverages	384,104	277,048	71,243	52,849
Bakery	33,759	24,603	1,874	555
Others	26,288	21,707	2,358	2,788
Total	969,073	674,711	122,078	82,694

3. **Finance costs**

	For the three months ended 31 March	
	2008	**2007**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Interest on bank loans wholly repayable within five years	9,254	4,787

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	For the three months ended 31 March	
	2008	**2007**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
Depreciation	37,585	28,840
Amortisation	1,057	942

5. Taxation

	For the three months ended 31 March	
	2008	2007
	(Unaudited)	(Unaudited)
	US$'000	*US$'000*
PRC enterprise income tax	21,591	8,953

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to a preferential PRC Enterprise Income Tax rate of 15% before 31 December 2007. Also, they are fully exempt from PRC Enterprise Income Tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years ("Tax Holidays").

Under the new tax law which has taken effect as from 1 January 2008, the preferential PRC Enterprise Income Tax rate of 15% will increase gradually to 25% over five years. All Tax Holidays will expire at the end of 2012.

6. (a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit of US$65.102 million (2007: US$48.723 million) attributable to equity holders of the Company for the period ended 31 March 2008 and on the weighted average of 5,588,705,360 (2007: 5 588,705,360) ordinary shares in issue during the period.

(b) Diluted earnings per share

Diluted earnings per share for the year is calculated on the net profit attributable to shareholders of the Company for the period ended 31 March 2008 of US$65.102 million (2007: US$48.723 million) and the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares arising from the share options granted under the Company's share option scheme.

Reconciliation of weighted average number of ordinary shares used in calculating diluted earnings per share:

	For the three months ended 31 March	
	2008	2007
	Number of shares	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	5,588,705,360	5,588,705,360
Deemed issue of ordinary shares on granting of share options	224,271	—
	5,588,929,631	5,588,705,360

7. Dividend

The Board of Directors resolves that no dividend be paid for the three months ended 31 March 2008 (2007: nil).

8. Trade receivables

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The aging analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 31 March 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
0 - 90 days	118,635	105,115
Over 90 days	9,346	9,276
	127,981	114,391

9. Trade payables

The aging analysis of trade payables is as follows:

	At 31 March 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
0 - 90 days	469,165	318,190
Over 90 days	15,529	15,851
	484,694	334,041

10. Interest-bearing borrowings

	At 31 March 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
Bank loans:		
Within one year	359,572	291,481
In the second year	84,607	68,620
In the third year to the fifth years, inclusive	29,398	38,326
	473,577	398,427
Portion classified as current liabilities	(359,572)	(291,481)
Non-current portion	114,005	106,946

11. Issued capital

	Ordinary shares of US$0.005 each	
	No. of shares	US$'000
Authorised:		
At 31 December 2007 and 31 March 2008	7,000,000,000	35,000
Issued and fully paid:		
At 31 December 2007 and 31 March 2008	5,588,705,360	27,943

12. Reserves

	Capital redemption reserve US$'000	Share premium US$'000	Exchange translation reserve US$'000	General reserve US$'000	Retained profits US$'000	Total US$'000
At 31 December 2007	36	332,478	93,124	135,961	438,119	999,718
Exchange translation difference	—	—	46,965	—	—	46,965
Profit for the period	—	—	—	—	65,102	65,102
Dividend	—	—	—	—	(59,799)	(59,799)
At 31 March 2008	36	332,478	140,089	135,961	443,422	1,051,986

13. Commitments

	At 31 March 2008 (Unaudited) US$'000	At 31 December 2007 (Audited) US$'000
(a) Capital commitments		
Contracted but not provided for	82,178	196,008

(b) Commitments under operating lease

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

	At 31 March 2008 (Unaudited) US$'000	At 31 December 2007 (Audited) US$'000
Within one year	9,422	10,369
In the second to fifth years, inclusive	18,812	20,570
Over five years	3,048	4,301
	31,282	35,240

14. Related party transactions

In addition to the transactions disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

	2008 Three Months (Unaudited) US$'000	2007 Three Months (Unaudited) US$'000
(a) Sales of goods to:		
Associates	331	392
Companies under control by a substantial shareholder of the Company	98	284
Companies under control by directors of the Company	2,810	1,956
(b) Purchases of goods from:		
Associates	77,263	67,958
Companies under control by a substantial shareholder of the Company	7,987	4,955
Holding companies of a minority shareholder of subsidiaries of the Company	796	511
(c) Processing charges by:		
Companies under control by a substantial shareholder of the Company	1,224	351
Holding companies of a minority shareholder of subsidiaries of the Company	294	375

(d) As at 31 March 2008, guarantee provided for securing banking facilities by an associate and holding companies of a minority shareholder of subsidiaries of the Company were US$6.095 million and US$16.783 million respectively (At at 31 March 2007: US$7.995 million and US$80.237 million respectively).

MANAGEMENT DISCUSSION AND ANALYSIS

During the first quarter, the prices of some main raw materials such as palm oil and flour remained high and their prices increased by 67.08% and 5.90% respectively when comparing with the corresponding period last year. The continuing prudent methods adopted by the Group in production management have generated positive results in cost controls. Under the pressure of high raw material price, the Group's gross margin still increased when compared to same period last year. The firm and steady sales strategy towards optimizing the sales of the products has resulted in the Group's achievement of 54.73% growth in sales of high-end noodles notwithstanding the overall market remained stagnant. The application of such a strategy has also helped to bring about a strong growth in the sales of RTD Tea and Mineralized Water.

In the first quarter, the Group's successful "Better Access, Broader Reach" distribution strategy and effective control of advertisement and promotion costs led to the Group's turnover grew by 43.63%, gross margin increased by 0.98 ppt. to 32.40% and gross profit grew by 48.13% when compared to the same period last year, EBITDA increased by 41.09% to US$160 million and the profit attributable to equity holders of the Company increased by 33.62% to US$65.102 million.

Instant Noodle Business

In the first quarter, turnover for the instant noodle business was US$524.922 million, increased by 49.40% from last year and representing 54.17% of the Group's total turnover.

During the said period, the Master Kong noodles continued to focus on the "Soy-braised Beef Noodles" to penetrate more extensively into various sales regions. The concept products of Chinese dainty food created by the Master Kong noodles continued to adopt dainty edibles from various regions as the flavor of our instant noodles, and the adoption of such strategy has not only continued to satisfy the consumers but also achieved good performances and results. The "Mian-Ba La Mian" noodles have become the symbol of quality noodles in Mainland China and had recorded high growth during the period. "Your Flavors Series" fried noodles continued last years' strategy to communicate with consumers and the series gained significant sales growth. Super Fu-Man-Dou started to enter the mid-end instant noodle market and the low-end noodle Fu-Man-Dou continued their development in the regional cities and villages.

During the period, in light of the Group's adjustments for sales mix of products and sales strategies which stimulated the growing markets for container noodles and high-end packet noodles, turnover of high-end noodles increased by 54.73% over the same period of last year and the Group continued to increase market share for high-end noodles. According to the up-to-date retail sales data gathered by ACNielsen, in terms of sales value, Master Kong noodles had a market share of as high as 64.3% and 67.4% respectively for container noodles and high-end packet noodles in March. Fu-Man-Duo brand is the Group's major brand to enter the low-end noodles market. Meanwhile, Fu-Man-Duo brand acquired a 15.3% share of the low-end market in March and ranked third in the low-end noodles market. The market share of the Group's instant noodles products in the overall China market was 48.0%, and it continued to hold firmly the No.1 position in the market. In the first quarter, the Group launched "Chewy La-Mian" and "Dim Sum Noodle" series.

During the first quarter, the price of palm oil, which is the main raw material of instant noodle, sharply increased by 67.08%. Thanks to the increase in sales of the high margin container noodles and high-end noodles, price adjustment in last year, good cost control as well as continued efficiency improvements, gross margin for instant noodle increased 2.21 ppt. to 27.08% and gross profit grew by 62.67% when compared with same period last year. Due to the successful marketing strategies and effective control of operating costs, profit attributable to equity holders of the Company was US$34.021 million, a growth of 38.27%.

On 15 January 2008, the National Development and Reform Commission promulgated Document No. 58 to impose provisional price-intervention measures on important products such as instant noodles. The document provides that where an operator intends to raise the price of its instant noodles, it shall file an application for price rise with the National Development and Reform Commission in writing within 10 working days prior to raising prices, and the National Development and Reform Commission shall give a reply to the operator within 7 working days, failing which the National Development and Reform Commission would be deemed to have consented to the application.

Under such provisional price-intervention measures, each of the operators will have less flexibility in price adjustment due to the high costs of raw materials, resulting in a failure to conduct free market activities in accordance with the law of supply and demand. We feel that such intervention measures, may last as long as one year. We are also aware that persistent high prices of raw materials will subject the instant noodle industry to an orderly test for "survival of the fittest" enterprises. Enterprises with economies of scale and highly efficient operations will have better advantages, whereas enterprises without economies of scale and relying on subsidies will be faded out from the market.

Beverage Business

Due to the flexible marketing strategies and efficient communication with distribution partners before high season, the Group's beverage turnover increased by 38.64% to US$384.104 million as compared with the same period of last year. It's turnover accounted for 39.64% of the Group's total turnover. During the period, leveraging on the business opportunities from the Chinese Spring Festival, the Group gained good sales in family size beverage. For the tea products series, the Group continued to promote and actively build up the image of tea expert and enhance its results by extending flavor and adopting differentiation strategies. For the diluted juice series, "Daily C" and "Master Kong" were utilized interchangeably to enter the urban and rural markets simultaneously and achieved notable results. For mineralized water, the Group carried out outdoor activities and continued to use T.V. media and intensified the penetration of the products into the outer urban areas as well as to communicate with consumers and through package extension, promoting the brands and the market exposure. During the period, the Group launched Honey Jasmine tea, Master Kong Apple Juice and Mixed Fruit Juice.

According to ACNielsen, from January 2008 onwards, in response to market requirements, they has made an one-off drastic change to the sample structure on which its estimates have been based for years, resulting in a corresponding change in the retail market research data. According to the retail research data for March 2008, sales amount and sales volume of Master Kong's RTD tea took top spots in the market in the new data bank, accounting for 43.5% and 45.4% respectively (compared to 52.0% and 54.6% in the former data bank in February). Master Kong's juice series came third in the diluted juice market being attributable to its twin brands and extended flavour package strategy, which accounted for 16.7% and 17.9% market shares in terms of sales amount and volume respectively in the new data bank. (compared to 14.9% and 16.3% in the former data bank in Feburary) Mineralized water continued to penetrate the nation with its reliable brand of Master Kong, accounting for 16.0% and 17.2% market shares in sales amount and volume respectively in the new data bank, being ranked the second (compared to 14.7% and 16.0% market shares in the former data bank in February) in the PRC market, with continued competition between the top and the second ranked players.

The sales of mineralized water, which had comparatively lower profits, grew by 44.3%. Gross margin for beverage business still grew by 0.75 ppt. to 38.43% and gross profit increased 41.38% to US$147.599 million when compared with last first quarter. Coupled with the effective control of overall operating costs, profit attributable to equity holders of the Company was US$27.724 million, grew by 13.54% when compared with same period in 2007.

Bakery Business

The turnover of the bakery business in the first quarter amounted to US$33.759 million, representing an increase of 37.21% compared with last year and represented 3.48% of the Group's total turnover. During the period, gross margin for bakery business increased 1.03 ppt. to 38.24% and profit attributable to equity shareholders increased US$1.410 million to US$2.077 million. The keen improvement for the overall operation is resulted from the promotion of core bakery products, such as the "3+2" Sandwich Cracker, Muffin and Tasty Crisp, and the refined and accurate sales strategy. It also benefited from the improvement in production efficiency and quality. According to ACNielsen's survey in March 2008, Master Kong had respective market shares of 25.5% and 22.5% in sales amount and quantity in the sandwich cracker market, achieved No.1 in the market. Again, it started the competition between the top and the second ranked players. During the period, the Group launched Cookie and Mini Yolky Cookie.

Refrigeration Business

The development of the Group's refrigeration business remained stable in the first quarter of year 2008. Fresh Daily C Juice became the leading pure fruit juice brand in Eastern China and representing more than 35% market share in Shanghai. Exclusively designed for Lunar New Year, Wei Chuan Active Lactobacillus launched an advertisement of "Much to Eat and Drink, Much to Digest" to enhance the diminishing impression of such product and promote the 950ml family size package. As a result, the sales of Wei Chuan Active Lactobacillus increased significantly by 132% while its market share in Shanghai increased to 38%. A new brand of juice of fruits and vegetables - "Good Vegetables and Fruits"(mango and grape flavors) and a new series of Yogurt healthy coarse grain products (kiwi fruit and blueberry flavors) were launched in March 2008. In addition to the nutrition of fruits, such products also feature the nutritional value of barley and dark rice.

FINANCING

As of 31 March 2008, the Group's total liabilities amounted to US$1,399.597 million, and total assets amounted to US$2,762.138 million. The Group's total liabilities increased by US$346.871 million as compared to US$1,052.726 million as at 31 December 2007. The debt ratio, calculated as total liabilities to total assets, increased by 5.57ppt. to 50.67% as compared to 31 December 2007. The increase in debt ratio was because both trade payables and long term loans have increased mainly for capital expenditures and purchasing of more raw materials due to the increase in activities. Meanwhile, trade receipts in advance also increased. The Group's long-term and short-term bank loans increased by US$75.150 million, as compared to 31 December 2007. The Group's proportion of the total borrowings denominated in foreign currency and Renminbi was 67.93% and 32.07% respectively. The proportion between the Group's long-term loans and short-term loans was "24%:76%". In addition, the Group's transactions are mainly denominated in Renminbi. The appreciation of Renminbi against US dollars by 4% brought an exchange gain of US$52.714 million during the first three months of 2008, of which US$5.749 million and US$46.965 million have been included in the income statement and exchange translation reserve respectively.

As of 31 March 2008, the Group had cash on hand and bank balances of US$368.311 million, and no contingent liability.

Financial Ratio

	As at 31 March 2008	**As at 31 March 2007**
Finished goods turnover	11.43 Days	8.95 Days
Accounts receivable turnover	11.25 Days	11.84 Days
Current ratio	0.70 Times	0.70 Times
Debt ratio (Total liabilities to total assets)	50.67%	45.10%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	0.10 Times	0.15 Times

HUMAN RESOURCES

In matching new factories for low-end noodle and bottled water and the development for the Group's "Better Access, Broader Reach" distribution strategy, the number of the Group's staff increased to 47,328 as at 31 March 2008 (31 December 2007: 45,990). The Group provides a competitive salary packages, insurance and medical benefits to employees. The Group also puts significant efforts in the management, planning and development of human resources. The good management system for human resources will enhance employees' contribution to the Group and enable the Group to maintain strategic advantages in retaining talent capabilities.

The Group continued out the development in human resources and sent staff for overseas training and maintained function-based training system. On 20 March 2008, the Group provided a share option scheme to some of its staff.

PROSPECTS

As the national economy of China continues to grow rapidly, the urbanization in China speeds up and the consumption structure upgrades, there is still huge potential in the domestic demand market. According to the National Bureau of Statistics of China, the GDP of China in the first quarter grew by 10.6% as compared to the same period last year. During the first quarter, the CPI in the PRC grew by 8% as compared to the same period last year, mainly in food prices. With the emerging of inflation in the food industry as a whole, a rising trend in commodity price seems to be inevitable. Meanwhile, the food industry is expected to maintain its momentum of stable growth but with some pressure on profit margin.

In view of the fierce competition in the instant noodles and beverage markets, the Group will further capitalize on its own competitive strengths, adhere to its development strategy on the scaling-up and professionalization of its instant noodles, beverage and bakery businesses, implement in a timely manner strategies to extend product lines and develop high-end products and make planning for new businesses to further meet the demands of consumers. In addition, the Group will, along with its rapid expansion, endeavor to improve the quality of management comprehensively, further expand the market and grow bigger and stronger, so as to transform its advantages into strengths. The Group will strive to maintain the leading position of its products in the PRC market with sustained and steady growth in its results.

On 12 May this year, an earthquake has sadly struck Sichuan Province of the PRC. The staff members of the Company have not been injured in the earthquake, and the factories of the Company in Chongqing City, Chengdu City in Sichuan Province have not been affected by the earthquake and maintained normal operation. However, the small factories located in Meishan which primarily produced low-priced noodles was affected slighty and would require minimal reorganization to resume production as the production facilities were not damaged. It is expected that normal production will be restored after one week.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 31 March 2008, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance and Accounting Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

Audit Committee

The Company established the Audit Committee in September 1999. The Audit Committee currently has three Independent Non-executive Directors, Mr. Lee Tiong-Hock, Mr. Hsu Shin-Chun and Michio Kuwahara. Mr. Kazuo Ogawa resigned on 1 April 2008. The latest meeting of the Committee was held to review the results of the Group for this period.

Remuneration and Nomination Committee

This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Michio Kuwahara. Mr. Kazuo Ogawa resigned on 1 April 2008.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession plan for Directors.

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

SHARE OPTION SCHEME

At the extraordinary general meeting held on 20 March 2008, the shareholders approved the adoption of the Share Option Scheme. On the same day, the Company granted 11,760,000 share options to employees of the Group. The share options are exercisable for the period from 21 March 2013 to 20 March 2018 at an exercise price of HK$9.28 per share. The Company offered 2,000,000 share options to the Company's Chairman and Chief Executive Officer, Mr. Wei Ing-Chou.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE OFFICER IN SHARES

As at 31 March 2008, the interests and short positions of the Directors and Chief Executive Officer in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

Name of Directors	Number of ordinary shares Personal interests	 Corporate interests *(Note)*	Number of underlying shares held under share options
Wei Ing-Chou	13,242,000	2,044,827,866	2,000,000
Wei Ying-Chiao	—	2,044,827,866	—

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 32.52% by Rich Cheer Holdings Limited ("Rich Cheer") and as to the remaining 12.38% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. Rich Cheer is beneficially owned by the spouses of Wei Ing-Chou, Wei Ying-Chiao, Wei Yin-Chun and Wei Yin-Heng in equal shares.

Save as disclosed above, at no time during the three months ended 31 March 2008 there were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 31 March 2008, none of the Directors and Chief Executive Officer had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by Directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive Officer of the Company, as at 31 March 2008, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of Shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	2,044,827,866	36.5886%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%

Save as disclosed above, as at 31 March 2008, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 26 May 2008

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

除本段所披露者外，於2008年3月31日，概無董事及行政總裁於本公司或其相聯法團（定義見證券及期貨條例第十五部）之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所（包括根據該等條例當作或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

主要股東

就本公司董事或行政總裁所知，於2008年3月31日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司（並非本公司董事或執行董事）如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新（開曼島）控股有限公司	2,044,827,866	36.5886%
三洋食品株式會社	1,854,827,866	33.1889%

除上述者外，於2008年3月31日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

董事局

於本報告日，魏應州、井田毅、吉澤亮、魏應交、吳崇儀及井田純一郎為本公司之執行董事，徐信群、李長福及桑原道夫為本公司之獨立非執行董事。

承董事會命
主席
魏應州

中國天津，2008年5月26日

網址： http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、買賣或贖回股份

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

購股權計劃

於2008年3月20日舉行的股東特別大會，本公司股東通過採納購股權計劃。本公司於同一天授出11,760,000股購股權予本集團的僱員。該購股權的行使期自2013年3月21日至2018年3月20日，行使價為每股9.28港元。本公司向本集團主席及行政總裁魏應州先生授予2,000,000股購股權。

董事及行政總裁之股份權益

於2008年3月31日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目		
董事姓名	個人權益	法團權益(附註)	根據購股權持有相關股份數目
魏應州	13,242,000	2,044,827,866	2,000,000
魏應交	—	2,044,827,866	—

附註：該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，Rich Cheer Holdings Limited持有32.52%及獨立第三者持有其餘的12.38%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。Rich Cheer是由魏應州、魏應交、魏應充及魏應行等之配偶實益擁有相等的股權。

除本段所披露者外，截至2008年3月31日止3個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

今年5月12日在中國四川省發生的強烈地震，本公司的員工未有因地震而受傷，而本公司於重慶及四川省成都的工廠，未有受地震影響，維持正常運作；而位於眉山，主力生產平價麵的小工廠則受輕微影響，需要略作整理才能再投產，不過生產設備沒有受損，預期一週後可以恢復正常生產。

公司管治

遵守企業管治常規守則

於截至2008年3月31日止期內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1. 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生身兼本公司主席與行政總裁的職務；
2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及
3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自1996年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財會部門受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

審核委員會

目前審核委員會成員包括李長福、徐信群及桑原道夫三位獨立非執行董事，小川和夫先生於2008年4月1日辭任。該委員會最近召開之會議乃審議本集團期內之業績。

薪酬及提名委員會

目前薪酬及提名委員會成員包括徐信群、李長福及桑原道夫三位獨立非執行董事，小川和夫先生於2008年4月1日辭任。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金、花紅計劃及其他長期鼓勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

財務分析

於2008年3月31日，本集團總負債為1,399,597千美元，相對於總資產2,762,138千美元，負債比例為50.67%。相較於2007年12月31日的總負債1,052,726千美元，增加了346,871千美元，負債比例上升了5.57個百分點，負債比例上升一方面是因應資本開支及季節性原材料採購導致應付帳款及有息借貸增加，另一原因是預收客戶帳款增加。同期長短期銀行貸款相較於2007年12月31日增加了75,150千美元。總借貸中，外幣與人民幣的比例分別為67.93%：32.07%，長短期貸款比例為24%：76%。由於本集團的交易大部分以人民幣為主，而期內人民幣對美元的滙率升值了4%，對本集團造成1-3月滙兑收益共52,714千美元，分別包括於收益表內的5,749千美元及外幣換算儲備內的46,965千美元。

截至2008年3月31日，本集團並無或有負債，而同期本集團的手頭現金及銀行存款為368,311千美元。

財務比率概要

	2008年 3月31日	2007年 12月31日
製成品週轉期	11.43日	8.95日
應收賬款週轉期	11.25日	11.84日
流動比率	0.70倍	0.70倍
負債比率(總負債相對於總資產)	50.67%	45.10%
負債與資本比率(淨借貸相對於本公司股東權益比率)	0.10倍	0.15倍

人力資源

因應平價方便麵工廠及瓶裝水工廠持續的投產，加上通路精耕細作的展開，令本集團截至2008年3月31日的員工人數增加至47,328名(2007年12月31日：45,990名)。本集團在向僱員提供具競爭力的薪酬及保險 醫療福利制度的同時，亦充分重視人力資源的開發、管理與發展規劃，以期透過完善的人力資源管理，提高僱員對本集團的貢獻，亦使企業具備戰略性的人才優勢。

期內延續2007年之人力發展政策，繼續優秀人才赴海外培訓計劃，及功能別訓練組織系統之實施，並於2008年3月20日，提供購股權計劃予部分員工。

展望

隨著中國國民經濟持續快速的增長，城市化的腳步不斷加快，消費結構也在不斷的升級，內需市場依然呈現出巨大的潛力。根據中國國家統計局統計，中國第一季度的國內生產總值(GDP)較去年同期高速增長10.6%。而首季度內地居民消費價格指數(CPI)同比上漲8%，主要的增長在食品價格。整個食品行業的通貨膨脹已經成形，高物價的趨勢將無法避免，同時，食品產業在面臨利潤招受擠壓的同時仍將延續近年來穩步增長的發展趨勢。

面對中國方便麵市場及飲料市場激烈競爭的狀況，本集團將繼續發揮自身優勢聚焦於方便麵、飲品和糕餅的專業化和規模化發展戰略，並將會適時實施產品線延伸策略及高端產品路線，規劃新事業以滿足更多的消費需求；本集團在快速擴張的同時，也將積極全面的提升管理品質，深度開發市場，使本集團做大的同時更能做強，將優勢轉化為實力。未來，本集團會進一步強化產品在中國市場的領導地位，業績將持續而穩固地增長。

飲品業務

靈活的市場策略及於旺季前期透過與通路夥伴的充分溝通，令本集團飲品營業額較去年同期上升38.64%至384,104千美元，佔本集團總營業額的39.64%。期內掌握春節銷售契機，成功搶攻大包裝市場。在茶系列產品方面，持續品牌的經營，積極建構茶專家形象；以口味延伸及差異化策略不斷提升業績。於稀釋果汁系列方面，「鮮の每日C」與「康師傅」品牌交叉使用，同時出擊城市與鄉村市場，並取得顯著的成果。礦物質水則利用戶外及電視的媒體持續投放、城區外埠的品牌滲透、與消費者的深度溝通及透過包裝延伸，提升品牌力及市場份額。於第一季度推出的新產品有茉莉蜜茶，康師傅蘋果汁及熱帶果匯。

據ACNielsen表示，自2008年1月起因應市場的要求，一次性大幅度更動了多年來賴以推估的樣本結構，以致供經營參考的市場零研數據必需隨同變更。2008年3月零研數據顯示：新數據庫下之康師傅即飲茶之銷售額及銷售量市場佔有率分別為43.5%及45.4%（於2月原數據庫則為52.0%及54.6%），穩居市場龍頭地位。康師傅果汁系列，藉雙品牌及口味包裝延伸策略，居稀釋果汁類別市場第三位；新數據庫下之銷售額及銷售量市場佔有率分別為16.7%及17.9%（於2月原數據庫則為14.9%及16.3%）。礦物質水則藉值得信賴的康師傅品牌，持續滲透全國，新數據庫下之銷售額及銷售量市場佔有率分別為16.0%及17.2%，暫居中國市場第二位（於2月原數據庫則為14.7%及16.0%），持續進行第一、二名之攻防巷戰。

雖然毛利率相對較低的礦物質水於期內的銷售額成長44.3%，然而第一季飲品之毛利率仍較去年同期增長了0.75個百分點至38.43%，毛利額同比上升了41.38%，達到147,599千美元；加上整體營運成本控制得宜，期內母公司股東應佔溢利亦上升13.54%至27,724千美元。

糕餅業務

2008年第一季度糕餅事業群銷售額達到33,759千美元，較去年上升37.21%，佔本集團總營業額約3.48%。同期糕餅事業的毛利率上升1.03個百分點至38.24%，本公司股東應佔溢利增加1,410千美元至2,077千美元。糕餅業務整體營運於期內獲得顯著改善，主要得力於核心品牌如3+2夾心餅乾、妙芙、美味酥、蛋酥卷的推廣奏效、精準式行銷策略成功以及生產效率及品質的提升。根據ACNielsen 2008年3月之調查結果，康師傅於中國夾心餅乾市場的銷售額及銷售量之佔有率分別為25.5%及22.5%，暫居市場第一位，也開始進入第一、二名之攻防巷戰。期內推出的新產品有曲奇餅乾及蛋黃也酥酥小圓餅乾。

冷藏業務

冷藏業務2008年第一季度冷藏事業發展持續穩定，每日C在華東地區持續穩居純果汁市場領導品牌，上海市場佔有率維持35%。味全乳酸菌特別針對春節期間投放「大吃大喝，大大消化」的廣告，強化消化的記憶點及推廣950毫升家庭號產品，銷售大幅攀升，成長132%，上海市場佔有率提升至38%。2008年3月上市芒果及葡萄口味的好蔬好果新果蔬飲料及獼猴桃及藍莓口味的優酪乳健康粗糧系列新產品，除強調享受水果的營養外還特別訴求添加大麥、黑米的營養價值。

管理層討論與分析

由於第一季度本集團所需主要原材料如棕櫚油及麵粉價格依然高企，分別較去年同期上升67.08%及5.90%；原材料成本顯著飆升下，透過管理團隊持續的精進生產管理及改善流程，令整體毛利率於原料價格高企的壓力下仍較去年同期上升。穩健的行銷策略及對產品銷售組合的優化，令本集團的高價麵銷售表現遠較市場優越，銷售額錄得54.73%的成長；同時，即飲茶及礦物質水的銷售也繼續維持強勁成長。

期內由於強化銷售通路的精耕細作策略奏效及善控廣告及宣傳費用，第一季的營業額較去年同期上升43.63%，整體毛利率上升0.98個百分點至32.40%，毛利額則同比上升48.13%；扣除利息、稅項、折舊及攤銷前之盈利(EBITDA)較去年同期上升41.09%，達到1.60億美元；股東應佔溢利上升33.62%至65,102千美元。

方便麵業務

第一季度方便麵業務的營業額為524,922千美元，較去年同期上升49.40%，佔本集團總營業額的54.17%。

期內康師傅品牌仍然以紅燒牛肉麵為核心，對各銷售區域進行廣泛滲透，持續以各區域美食來開發方便麵口味，以創造康師傅品牌的中華美食概念產品。在這樣的策略下不斷地滿足各地域的消費者不同的需要，也在業績上面取得顯著的成績。此外，以作為國內好麵條的品質標準的「麵霸拉麵」持續熱賣，拌炒麵系列「食麵八方」延續去年策略，持續與消費者溝通，期內銷售錄得可觀的成長。透過包裝及口味的精進，超級福滿多方便麵全力邁向中價麵市場，而福滿多方便麵則持續在地方二級城市與鄉村市場發展。

期內本集團善用春節旺季，加強整體營運管理，以及持續調整產品銷售組合，刺激容器麵及高價袋麵的銷售，令高價麵銷售額同比上升54.73%，持續搶佔高價麵市場佔有率。據ACNielsen最新零研數據顯示，康師傅容器麵和高價袋麵於3月銷售額的市佔率分別高達64.3%和67.4%。福滿多品牌是本集團進軍平價麵市場的主力品牌，於3月取得平價麵市場銷售額的15.3%佔有率，居平價麵市場第三位。同期，本集團方便麵產品於中國整體方便麵銷售額之市場佔有率為48.0%，持續穩居市場第一位。於第一季度推出的新產品有勁爽拉麵系列及點心麵系列。

第一季度方便麵主要原材料棕櫚油價較去年同期大幅上升67.08%，但得益於高毛利的容器麵及高價袋麵的銷售佔比持續增加、去年適度的調價、成本控制及精進生產效率，令方便麵業務之毛利率較去年同期增長2.21個百分點至27.08%，而毛利額則同比上升62.67%，加上整體行銷策略成功及營運成本控制得宜，令本公司股東應佔溢利較去年上升38.27%至34,021千美元。

2008年元月15日中國國家發展改革委員會發佈第58號文件，對方便麵等重要產品實行臨時價格干預的措施。規定方便麵在提價前10個工作日內將提價申請書面報告送達國家發展改革委員會，發改委應當在7個工作日內告知經營者，逾期不答覆者，視為同意經營者申報內容。

在這臨時價格干預措施下，各經營企業體為因應高原材料成本下的調價機能，彈性變得較小，無法依市場供需法則自由進行市場活動。我們認為此措施是因應近期物價上漲的臨時性手段，實行期可能長至一年；我們也認知到原材物料持續高企也將對方便麵產業進行有秩序的「汰弱留強」企業生存法則的考驗。藉過去數年建立起經濟規模及高效率運轉的企業將越顯其優勢，靠補貼及低價運作等低效率的企業將逐步退出市場。

12. **儲備**

	股份贖回儲備 千美元	股份溢價 千美元	外幣換算儲備 千美元	一般儲備 千美元	保留溢利 千美元	合計 千美元
於2007年12月31日	36	332,478	93,124	135,961	438,119	999,718
滙兑差額	—	—	46,965	—	—	46,965
本期溢利	—	—	—	—	65,102	65,102
股息	—	—	—	—	(59,799)	(59,799)
於2008年3月31日	36	332,478	140,089	135,961	443,422	1,051,986

13. **承擔**

	2008年 3月31日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
(a) **資本承擔**		
已訂約但未撥備	82,178	196,008

(b) **營運租約承擔**

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

一年內	9,422	10,369
於第二年至第五年屆滿(包括首尾兩年)	18,812	20,570
五年以上	3,048	4,301
	31,282	35,240

14. **與有關連人士之交易**

除於本賬目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	截至3月31日止3個月 2008年 (未經審核) 千美元	2007年 (未經審核) 千美元
(a) 向下列公司出售貨品：		
聯營公司	331	392
本公司若干主要股東所控制之公司	98	284
本公司董事所控制之公司	2,810	1,956
(b) 向下列公司購買貨品：		
聯營公司	77,263	67,958
本公司若干主要股東所控制之公司	7,987	4,955
本公司若干少數股東之控股公司	796	511
(c) 向下列公司收取加工費用：		
本公司若干主要股東所控制之公司	1,224	351
本公司若干少數股東之控股公司	294	375

(d) 於2008年3月31日，本集團之聯營公司及本公司少數股東之控股公司向本集團之銀行提供銀行信貸之擔保分別為6,095千美元及16,783千美元(2007年3月31日：7,995千美元及80,237千美元)。

8. 應收賬款

本集團之銷售大部分為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款(扣除壞賬及呆賬減值虧損)之賬齡分析列示如下：

	2008年 3月31日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
0至90天	118,635	105,115
90天以上	9,346	9,276
	127,981	114,391

9. 應付賬款

應付賬款之賬齡分析列示如下：

	2008年 3月31日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
0至90天	469,165	318,190
90天以上	15,529	15,851
	484,694	334,041

10. 有息借貸

	2008年 3月31日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
銀行貸款：		
一年內	359,572	291,481
第二年	84,607	68,620
第三年至第五年(包括首尾兩年)	29,398	38,326
	473,577	398,427
被分類為流動負債部分	(359,572)	(291,481)
非流動部分	114,005	106,946

11. 發行股本

	每股面值0.005美元之普通股 股份數目	 千美元
法定：		
於2007年12月31日及2008年3月31日	7,000,000,000	35,000
已發行及繳足：		
於2007年12月31日及2008年3月31日	5,588,705,360	27,943

5. 稅項

	截至3月31日止3個月	
	2008年	2007年
	(未經審核)	(未經審核)
	千美元	千美元
中國企業所得稅	21,591	8,953

開曼群島並不對本集團之收入徵收任何稅項。

由於本集團期內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限。本集團大部分附屬公司設立於經濟技術開發區，於2007年12月31日前按15%的適用稅率繳納企業所得稅。另由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅，及在其後三年獲稅率減半優惠。根據自2008年1月1日起生效之新稅法，中國企業所得稅的優惠稅率將按五年由15%逐漸地增加至25%。所有稅務寬減期將於2012年底屆滿。

6. a. 每股基本溢利

每股基本溢利乃根據本公司股東期內應佔溢利65,102千美元(2007年：48,723千美元)及本期間已發行普通股之加權平均股數5,588,705,360(2007年：5,588,705,360)計算。

b. 每股攤薄溢利

年內之每股攤薄盈利乃根據本年度之本公司股東應佔溢利淨額65,102千美元(2007年：48,723千美元)及年內就本公司購股權計劃所產生具有潛在攤薄影響之普通股數目作出調整後得出之普通股加權平均數計算。

用作計算每股攤薄溢利之普通股加權平均數之對賬表：

	截至3月31日止3個月	
	2008年	2007年
	股份數目	股份數目
用作計算每股基本盈利之普通股加權平均數	5,588,705,360	5,588,705,360
因授出購股權而視作發行之普通股	224,271	—
	5,588,929,631	5,588,705,360

7. 股息

董事會決議不擬派發截至2008年3月31日止3個月之股息(2007年：無)。

簡明綜合財務報告附註：

1. 編製基準及會計政策

本集團未經審核第一季業績乃由董事負責編製。該等未經審核第一季業績乃根據香港會計師公會頒佈之香港會計準則第34號(「中期財務報告」)編製，此簡明賬目須與截至2007年12月31日止年度之賬目一併閱覽。編製此簡明第一季度賬目採用之會計政策及計算方法與編製本集團截至2007年12月31日止年度之賬目所採用者一致。

2. 按主要產品劃分之收益及分部業績

本集團主要在中華人民共和國(「中國」)運作，本集團的收益及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團收益及分部業績分析列載如下：

	營業額 截至3月31日止3個月		分部業績 截至3月31日止3個月	
	2008年 (未經審核) 千美元	2007年 (未經審核) 千美元	2008年 (未經審核) 千美元	2007年 (未經審核) 千美元
方便麵	524,922	351,353	46,603	26,502
飲　品	384,104	277,048	71,243	52,849
糕　餅	33,759	24,603	1,874	555
其　他	26,288	21,707	2,358	2,788
合　計	969,073	674,711	122,078	82,694

3. 財務費用

	截至3月31日止3個月	
	2008年 (未經審核) 千美元	2007年 (未經審核) 千美元
利息支出		
需於五年內悉數償還之銀行貸款	9,254	4,787

4. 除税前溢利

除税前溢利已扣除下列項目：

	截至3月31日止3個月	
	2008年 (未經審核) 千美元	2007年 (未經審核) 千美元
折舊	37,585	28,840
攤銷	1,057	942

簡明綜合股東權益變動表

2008年3月31日止3個月

	本公司股東權益 (未經審核) 千美元	少數股東權益 (未經審核) 千美元	合計 (未經審核) 千美元
於2007年1月1日	913,342	184,647	1,097,989
直接在股東權益內認列之淨收益滙兑差額	9,532	—	9,532
股息	(59,799)	—	(59,799)
本期溢利	48,723	22,544	71,267
	(1,544)	22,544	21,000
於2007年3月31日	911,798	207,191	1,118,989
於2008年1月1日	1,027,661	254,034	1,281,695
直接在股東權益內認列之淨收益滙兑差額	46,965	—	46,965
股息	(59,799)	—	(59,799)
本期溢利	65,102	28,578	93,680
	52,268	28,578	80,846
於2008年3月31日	1,079,929	282,612	1,362,541

簡明綜合現金流量表

截至2008年3月31日止3個月

	2008年 (未經審核) 千美元	2007年 (未經審核) 千美元
經營活動所得現金淨額	314,320	272,450
投資活動動用現金淨額	(204,252)	(168,667)
融資活動所得現金淨額	15,351	17,354
現金及現金等值物之增加	125,419	121,137
於1月1日之現金及現金等值物	242,892	163,920
於3月31日之現金及現金等值物	368,311	285,057
現金及現金等值物結餘分析：		
銀行結餘及現金	361,910	280,368
抵押銀行存款	6,401	4,689
	368,311	285,057

簡明綜合資產負債表

於2008年3月31日

	附註	2008年 3月31日 (未經審核) 千美元	2007年 12月31日 (已經審核) 千美元
資產及負債			
非流動資產			
物業、機器及設備		1,775,878	1,567,348
無形資產		11,512	11,701
聯營公司權益		12,345	33,929
土地租約溢價		67,885	65,594
可供出售金融資產		3,854	3,724
遞延稅項資產		5,379	5,379
		1,876,853	1,687,675
流動資產			
按公允價值列賬及在損益賬處理的金融資產		37,661	21,439
存貨		209,348	155,217
應收賬款	8	127,981	114,391
預付款項及其他應收款項		141,984	112,807
抵押銀行存款		6,401	3,030
銀行結餘及現金		361,910	239,862
		885,285	646,746
流動負債			
應付賬款	9	484,694	334,041
其他應付款項		271,647	248,979
有息借貸之即期部份	10	359,572	291,481
客戶預付款項		125,925	43,045
稅項		21,013	7,122
		1,262,851	924,668
淨流動負債		(377,566)	(277,922)
總資產減流動負債		1,499,287	1,409,753
非流動負債			
長期有息借貸	10	114,005	106,946
其他非流動應付款項		3,011	2,861
員工福利責任		7,892	7,893
遞延稅項負債		11,838	10,358
		136,746	128,058
淨資產		1,362,541	1,281,695
股本及儲備			
發行股本	11	27,943	27,943
儲備	12	961,449	849,382
擬派特別股息		—	59,799
擬派末期股息		90,537	90,537
本公司股東應佔股本及儲備		1,079,929	1,027,661
少數股東權益		282,612	254,034
股東權益總額		1,362,541	1,281,695

簡明綜合收益表

截至2008年3月31日止3個月

	附註	2008年 1至3月 (未經審核) 千美元	2007年 1至3月 (未經審核) 千美元
收益	2	969,073	674,711
銷售成本		(655,048)	(462,721)
毛利		314,025	211,990
其他淨收入		16,423	5,985
分銷成本		(163,121)	(109,440)
行政費用		(23,893)	(16,707)
其他經營費用		(21,356)	(9,134)
財務費用	3	(9,254)	(4,787)
應佔聯營公司業績		2,447	2,313
除税前溢利	4	115,271	80,220
税項	5	(21,591)	(8,953)
本期溢利		93,680	71,267
期內應佔溢利			
本公司股東		65,102	48,723
少數權益股東		28,578	22,544
本期溢利		93,680	71,267
每股溢利	6		
基本		1.16美仙	0.87美仙
攤薄		1.16美仙	不適用

摘要

百萬美元	截至3月31日止3個月 2008年	2007年	變動
• 營業額	969.073	674.711	+43.63%
• 毛利率	32.40%	31.42%	+0.98百分點
• 集團毛利	314.025	211.990	+48.13%
• 扣除利息、稅項、折舊及攤銷前盈利(EBITDA)	160.293	113.610	+41.09%
• 本期溢利	93.680	71.267	+31.45%
• 本公司股東應佔溢利	65.102	48.723	+33.62%
• 每股溢利(美仙)	1.16	0.87	+0.29美仙

緒言

中國第一季度的國內生產總值(GDP)較去年同期增長10.6%，比上年同期回落1.1個百分點，居民消費價格指數(CPI)較去年同期上漲了8.0%，漲幅同比高出5.3個百分點；其中食品類價格上漲了21%，拉動CPI上漲6.8個百分點。3月份工業品出廠價格(PPI)同比上漲8.0%，連續第三個月創三年新高，原材料成本上漲明顯。

受惠於靈活的行銷策略及有效的市場佈建，本集團2008年第一季的營業額較去年同期上升43.63%至9.69億美元。方便麵、飲品及糕餅的營業額分別同比上升49.40%、38.64%及37.21%至5.25億美元、3.84億美元及0.34億美元。期內本集團的方便麵及包裝茶持續穩居中國市場領導地位，包裝水與夾心餅乾的市場佔有率亦持續成長，在市場佔有率上展開一、二名之攻防巷戰。

第一季整體毛利率同比成長0.98個百分點至32.40%，毛利額同比上升48.13%，除稅前溢利錄得115,271千美元，較去年同期上升43.69%。扣除利息、稅項、折舊及攤銷前盈利(EBITDA)較去年同期上升41.09%，達到1.60億美元；股東應佔溢利上升33.62%至65,102千美元。

2008年度第一季業績

康師傅控股有限公司(「本公司」)之董事會欣然宣佈本公司及其附屬公司(「本集團」)截至2008年3月31日止3個月未經審核之簡明綜合第一季財務報告連同2007年相對期間之未經審核比較數據。本集團第一季財務報告未經審核，惟已獲本公司之審核委員會審閱。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(於開曼群島註冊成立之有限公司)
(證券編號: 322)

[illegible]業績報告 2008



END